Filed Pursuant to Rule 433

Registration Statement No. 333-225652

Pricing Term Sheet

April 6, 2020

Analog Devices, Inc.

$400,000,000 2.950% Senior Notes due April 1, 2025

This pricing term sheet, dated April 6, 2020 (this “Pricing Term Sheet”), should be read together with the preliminary prospectus supplement, dated April 6, 2020 (the “Preliminary Prospectus Supplement”), of Analog Devices, Inc. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement. Capitalized terms used but not defined in this Pricing Term Sheet shall have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Analog Devices, Inc.

Format:	SEC Registered

Trade Date:	April 6, 2020

Settlement Date (T+2):	April 8, 2020

Maturity Date:	April 1, 2025

Aggregate Principal Amount:	$400,000,000

Coupon:	2.950%

Price to Public (Issue Price):	99.496% of the principal amount

Pricing Benchmark Treasury:	UST 0.500% due March 31, 2025

Benchmark Treasury Price and Yield:	100-10 1⁄4; 0.435%

Spread to Benchmark Treasury:	262.5 basis points

Re-Offer Yield:	3.060%

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1 of each year, beginning on October 1, 2020

Optional Redemption:

Prior to March 1, 2025 (the date that is one month prior to the maturity date) (the “Par Call Date”), at the greater of 100% or the make-whole amount to the Par Call Date at a discount rate equal to the Treasury Rate plus 40 basis points, in each case plus accrued and unpaid interest to, but excluding, the date of redemption.

On or after the Par Call Date, at 100%, plus accrued and unpaid interest to, but excluding, the date of redemption.

Use of Proceeds:	The Issuer estimates that the net proceeds will be approximately $395,584,000, after deducting estimated expenses and the underwriting discount. The Issuer intends to allocate the net proceeds from this offering to finance or refinance, in whole or in part, one or more new or existing Eligible Projects. The Issuer refers you to the Preliminary Prospectus Supplement for more information about the eligibility criteria for such Eligible Projects.

CUSIP / ISIN:	032654AS4 / US032654AS42

Expected Ratings*:	Moody’s: Baa1 (stable outlook) S&P: BBB (stable outlook)

Denominations:	$2,000 × $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC

Co-Managers:	BMO Capital Markets Corp. PNC Capital Markets LLC TD Securities (USA) LLC Roberts & Ryan Investments Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each rating of the notes should be evaluated independently of any other rating and of similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a Registration Statement (including a prospectus) and the Preliminary Prospectus Supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533 or Citigroup Global Markets Inc. at 1 (800) 831-9146.

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